CNOOC Limited

1

CONTENTS

2	CHAIRMAN’S STATEMENT

5	KEY FIGURES

6	INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT

7	INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

8	INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

9	INTERIM CONDENSED CONSOLIDATED CASH FLOW STATEMENT

10	NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

34	REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

35	OTHER INFORMATION

CNOOC Limited

2

CHAIRMAN’S STATEMENT

Dear Shareholders,

For CNOOC Limited, 2008 is a year of growth and execution. For the first half of the year, different business segments have made satisfactory progress which allows us to meet the targets set in the beginning of the year. Overall, I am pleased with the performance of the Company during this period.

Benefiting from high oil prices and effective cost control, the Company’s net profit for the first half of the year increased significantly which enables us to deliver satisfactory return for our shareholders once again. On operations, three projects started production, laying a good foundation for meeting our production target for the year. Our exploration activities are making steady progress. During the first half of the year, we made six new discoveries and achieved three successful appraisals. With breakthroughs in new areas and new frontiers, we have found new oil provinces and expanded into a new horizon for future exploration.

Effective Cost Control and Significant Profit Growth

As oil prices continued to maintain at a high level, the Company’s oil and gas sales revenue reached RMB54,464 million, representing a 63.9% growth over the same period last year. Despite escalating service fees and raw material prices, the Company recorded a net profit of RMB27,542 million, a notable 89.3% increase over last year due to effective cost control. Basic earnings per share were RMB0.62, representing an increase of 82.4% over the same period last year.

Affected by factors such as geopolitics, the market remained concerned about the supply of crude oil during the first half of the year. Coupled with a weak US dollar, oil supply was tight and oil prices continued to stay at a high level. Benefiting from this, the Company’s average realised oil price for the first half of the year reached US$102.49 per barrel, up 74.3% over the same period last year.

On the other hand, the Company continued to strengthen cost control on the back of a rapidly escalating cost environment throughout the industry. This has enabled us to maintain our competitive position as a low cost producer. For the first half of the year, excluding the factors of production tax and exchange rate, all-in cost per barrel of oil equivalent (“BOE”) in US dollar slightly increased 10.3% over the same period of last year, a commendable achievement under a climate of global inflation. This also demonstrates that the Company has achieved remarkable results in streamlining its management.

Through efforts from all levels of the Company, we will continue to conserve energy and reduce emissions in order to strengthen our cost control. Nevertheless, in view of spiraling costs within the industry and prevailing global inflation, the Company is expected to face mounting pressure from cost increases over the next few years.

CNOOC Limited

3

CHAIRMAN’s STATEMENT

Smooth Progress for Operations

For the first half of the year, the Company’s businesses progressed smoothly and achieved outstanding results.

In exploration, there were six new discoveries, including five independent discoveries, Kenli 3-2, Kenli 10-1, Qinhuangdao 35-2, Weizhou 6-3, and Wenchang 19-1 north, and one PSC discovery, Lufeng 7-2. These new discoveries will not only add to the Company’s reserves base, but also further proved the Company’s exploration research results and expanded exploration potential in offshore China, laying a solid foundation for the Company’s future exploration discoveries.

Apart from this, we have successfully appraised three oil and gas structures, including Liuhua 4-1, Weizhou 11-2 and Kenli 3-2, a new discovery we just made in the first half of the year.

With respect to development and production, as a result of the Company’s good management, our existing oil fields, including Luda, Panyu 4-2/5-1, Lufeng 13-2/13-1 and Wenchang 13-1/13-2, achieved high production time efficiency amidst high international oil prices. In view of natural declining of production of existing oil and gas fields, the Company actively engaged new technological research and applications, and achieved satisfactory results in oilfields such as Nanbao 35-2. The timely commencement of production of Xijiang 23-1 and Wenchang oil fields provided strong support in helping the Company to reach its production target for the year. In the first half of the year, the Company’s net production reached 92.4 million BOE, representing an 8.3% increase over the same period last year. Barring unforeseen circumstances, we are confident of reaching our production target for the year.

Project construction progressed smoothly. Apart from the aforementioned Xijiang 23-1 and Wenchang oil fields, Weizhou 11-4 north, which is located at Western South China Sea, also began production at the beginning of the year. Other projects are also progressing as scheduled.

As a company that cares for the environment, community and staff, CNOOC Limited has always paid great attention to Health, Safety and Environmental Protection (HSE). In recent years, our HSE performance has made good progress. In the first half of the year, we are pleased to note that our OSHA statistical data continued to improve when compared to the same period last year.

In view of the Company’s sound financial performance and stable financial position, our board of directors has approved an interim dividend of HK$0.20 per share for 2008. I wish to take this opportunity to express my gratitude to all our shareholders for having extended their confidence to our Company.

CNOOC Limited

4

CHAIRMAN’s STATEMENT

High Growth Potential

Throughout the years, CNOOC Limited has been a company of solid growth. The satisfactory results achieved since the listing of the Company tells an exceptional growth story, and 2008 will be an important year in the growth history of the Company. This can be attributed not only to the significant growth in production, but more importantly to the several new major projects on stream this year, which will become a major impetus to the Company’s medium and long-term growth.

During the first half of the year, we are pleased to see that Xijiang 23-1 and Wenchang 19-1 of the Wenchang oil fields have consecutively begun production. In the near future, another major oilfield in offshore China, Penglai 19-3 Phase II platforms B, D and E are expected to commence production. Together with Nigeria OML130 project and Indonesia Tangguh LNG project, we envisage that these five major projects will become the key drivers for the Company’s medium and long-term growth.

Apart from these, two natural gas projects in offshore China will commence production this year. They are the Panyu 30-1 gas field and the Ledong 15-1/22-1 gas field. This will further increase the Company’s natural gas production, and will provide clean energy for China’s southeast coastal area.

In the second half of the year, we will seize every business opportunity and proactively co-ordinate our internal and external resources, meticulously organize our production activities and further streamline our cost structure. On the basis of HSE, we will strive to achieve better results for the Company and create higher returns for our shareholders.

Finally, on behalf of our board of directors, I wish to extend my sincere gratitude to the management and all staff for their hard work and outstanding performance.

Fu Chengyu Chairman and Chief Executive Officer

Hong Kong, 27 August 2008

CNOOC

5

KEY FIGURES
	Six months ended 30 June
	2008	2007
Net profit, million RMB	27,542	14,551
Basic earnings per share, RMB	0.62	0.34
Total oil and gas sales, million RMB	54,464	33,222
Total revenue, million RMB	69,056	42,219
Total Production
Oil, million barrels	72.9	68.1
Gas, billion cubic feet	112.5	99.7
Total, million barrels of oil equivalent	92.4	85.4
Daily Production
Oil, barrels	400,662	376,444
Gas, million cubic feet	618	551
Total, barrels of oil equivalent	507,964	471,611

CNOOC Limited

6

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT
For the six months ended 30 June 2008
(All amounts expressed in thousands of Renminbi, except per share data)

		Six months ended 30 June
	Notes	2008	2007
		(Unaudited)	(Unaudited)
REVENUE
Oil and gas sales	4	54,463,611	33,221,692
Marketing revenue	4	14,191,088	8,931,857
Other income		400,889	65,209
		69,055,588	42,218,758
EXPENSES
Operating expenses		(4,068,497)	(3,583,171)
Production taxes		(2,594,225)	(1,579,743)
Exploration expenses		(1,342,451)	(1,221,500)
Depreciation, depletion and amortisation		(4,349,676)	(3,535,960)
Dismantlement		(315,743)	(158,211)
Special oil gain levy	5	(9,745,988)	(2,255,043)
Crude oil and product purchases	4	(14,022,885)	(8,802,570)
Selling and administrative expenses		(831,507)	(706,310)
Others		(459,166)	(95,896)
		(37,730,138)	(21,938,404)
PROFIT FROM OPERATING ACTIVITIES		31,325,450	20,280,354
Interest income		356,603	246,934
Finance costs	6	(194,143)	(1,777,515)
Exchange gains, net		2,895,417	725,972
Investment income		192,578	231,934
Share of profits of associates		206,443	307,227
Non-operating (expense)/income, net	13	989,122	(1,828)
PROFIT BEFORE TAX		35,771,470	20,013,078
Income tax	7(i)	(8,229,410)	(5,461,684)
PROFIT FOR THE PEROID ATTRIBUTABLE
TO SHAREHOLDERS OF THE COMPANY		27,542,060	14,551,394
EARNINGS PER SHARE
Basic	8	RMB0.62	RMB0.34
Diluted	8	RMB0.61	RMB0.34
DIVIDEND
Interim dividend declared	17	7,854,162	5,453,084

CNOOC Limited

7

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

			30 June 2008
	(All amounts expressed in thousands of Renminbi)
		30 June	31 December
	Notes	2008	2007
		(Unaudited)	(Audited)
NON-CURRENT ASSETS
Property, plant and equipment, net	9	125,494,112	118,880,204
Intangible assets	10	1,264,117	1,331,204
Investments in associates		2,139,249	2,030,999
Available-for-sale financial assets		1,555,352	1,818,732
Total non-current assets		130,452,830	124,061,139
CURRENT ASSETS
Accounts receivable, net	11	15,107,918	10,105,442
Inventories and supplies		2,684,915	2,345,887
Held-to-maturity financial asset		—	3,000,000
Other current assets		1,989,625	1,949,461
Available-for-sale financial assets		8,253,670	6,687,948
Cash and deposits with banks		44,019,116	30,556,569
		72,055,244	54,645,307
Non-current asset classified as held for sale	13	—	1,086,798
Total current assets		72,055,244	55,732,105
CURRENT LIABILITIES
Short term bank loans		244,939	—
Accounts payable	12	7,434,701	7,172,072
Other payables and accrued liabilities		14,124,216	9,051,258
Taxes payable		5,933,539	4,690,026
		27,737,395	20,913,356
Liabilities directly associated with non-current asset
classified as held for sale	13	—	488,322
Total current liabilities		27, 737,395	21,401,678
NET CURRENT ASSETS		44,317,849	34,330,427
TOTAL ASSETS LESS CURRENT LIABILITIES		174,770,679	158,391,566
NON-CURRENT LIABILITIES
Long term bank loans	14	3,651,356	2,720,431
Long term guaranteed notes	15	6,767,328	8,325,519
Provision for dismantlement		7,359,416	6,737,319
Deferred tax liabilities		6,055,496	6,293,559
Total non-current liabilities		23,833,596	24,076,828
NET ASSETS		150,937,083	134,314,738
EQUITY
Equity attributable to shareholders of the Company
Issued capital	16	949,279	942,541
Reserves		149,987,804	133,372,197
TOTAL EQUITY		150,937,083	134,314,738

CNOOC Limited

8

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2008
(All amounts expressed in thousands of Renminbi)
	Attributable to shareholders of the Company
		Share
		premium		Statutory
	Issued	and capital	Cumulative	and non-			Proposed
	share	redemption	translation	distributive	Other	Retained	final		Minority	Total
	capital	reserve	reserves	reserves	reserves	earnings	dividend	Total	Interests	equity
Balances at 1 January 2007	923,653	34,965,514	(1,770,537)	19,460,631	275,045	47,915,803	6,001,819	107,771,928	41,945	107,813,873
Changes in fair value of
available-for-sale
financial assets	—	—	—	—	(33,576)	—	—	(33,576)	—	(33,576)
Exchange realignment	—	—	(1,503,553)	—	—	—	—	(1,503,553)	—	(1,503,553)
Total income and expenses for the
period recognised directly in equity	—	—	(1,503,553)	—	(33,576)	—	—	(1,537,129)	—	(1,537,129)
Profit for the period	—	—	—	—	—	14,551,394	—	14,551,394	—	14,551,394
Total income and expenses
for the period	—	—	(1,503,553)	—	(33,576)	14,551,394	—	13,014,265	—	13,014,265
2006 final dividends	—	—	—	—	—	25,598	(6,001,819)	(5,976,221)	—	(5,976,221)
Equity-settled share option expenses	—	—	—	—	39,649	—	—	39,649	—	39,649
Conversion from bonds	53	25,687	—	—	—	—	—	25,740	—	25,740
Balances at 30 June 2007 *
(unaudited)	923,706	34,991,201	(3,274,090)	19,460,631	281,118	62,492,795	—	114,875,361	41,945	114,917,306
Balances at 1 January 2008	942,541	41,043,786	(5,632,454)	20,000,000	4,848,022	66,060,398	7,052,445	134,314,738	—	134,314,738
Changes in fair value of
available-for-sale
financial assets	—	—	—	—	(45,635)	—	—	(45,635)	—	(45,635)
Share of reserve change in associates	—	—	—	—	21,806	—	—	21,806	—	21,806
Exchange realignment	—	—	(5,223,093)	—	—	—	—	(5,223,093)	—	(5,223,093)
Total income and expenses for the
period recognised directly in equity	—	—	(5,223,093)	—	(23,829)	—	—	(5,246,922)	—	(5,246,922)
Profit for the period	—	—	—	—	—	27,542,060	—	27,542,060	—	27,542,060
Total income and expenses
for the period	—	—	(5,223,093)	—	(23,829)	27,542,060	—	22,295,138	—	22,295,138
2007 final dividends	—	—	—	—	—	230,915	(7,052,445)	(6,821,530)	—	(6,821,530)
Equity-settled share option
expenses (note 18)	—	—	—	—	59,840	—	—	59,840	—	59,840
Conversion from bonds (note 15(iii))	6,732	1,080,462	—	—	—	—	—	1,087,194	—	1,087,194
Exercise of share options (note 16)	6	1,697	—	—	—	—	—	1,703	—	1,703
Balances at 30 June 2008 *
(unaudited)	949,279	42,125,945	(10,855,547)	20,000,000	4,884,033	93,833,373	—	150,937,083	—	150,937,083

*	These reserve accounts comprise the consolidated reserves of approximately RMB149,987,804,000 (30 June 2007: approximately RMB113,951,655,000) in the interim condensed consolidated balance sheet.

CNOOC Limited

9

INTERIM CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	For the six months ended 30 June 2008
(All amounts expressed in thousands of Renminbi)
	Six months ended 30 June
	2008	2007
	(Unaudited)	(Unaudited)
Net cash inflow from operating activities	29,163,966	20,049,721
Net cash outflow from investing activities	(7,339,796)	(16,414,080)
Net cash inflow before financing activities	21,824,170	3,635,641
Net cash outflow from financing activities	(5,683,136)	(5,471,896)
Net increase/(decrease) in cash and cash equivalents	16,141,034	(1,836,255)
Cash and cash equivalents at beginning of period	23,356,569	14,364,055
Effect of foreign exchange rate changes, net	(278,487)	(253,064)
Cash and cash equivalents at end of period	39,219,116	12,274,736
Time deposits with maturity over three months	4,800,000	14,641,575
Cash and deposits with banks	44,019,116	26,916,311

CNOOC Limited

10

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
30 June 2008
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

1. ORGANISATION AND PRINCIPAL ACTIVITIES

CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 20 August 1999 to hold the interests in certain entities whereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). During the six months ended 30 June 2008, the Group was principally engaged in the exploration, development, production and sales of crude oil, natural gas and other petroleum products.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of directors of the Company (the “Directors”), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC.

As at 30 June 2008, the Company had direct or indirect interests in the following principal subsidiaries, associates and a jointly-controlled entity:

		Nominal value	Percentage
	Place and date of	of issued and paid/	of equity
	incorporation/	registered ordinary	attributable to
Name of entity	establishment	share capital	the Group	Principal activities

Directly held subsidiaries:
CNOOC China Limited	Tianjin, PRC	RMB20 billion	100%	Offshore petroleum
	15 September 1999			exploration,
				development,
				production and sales in
				the PRC
CNOOC International	British Virgin Islands	US$2	100%	Investment holding
Limited	23 August 1999
China Offshore	Singapore	S$3 million	100%	Sales and marketing
Oil (Singapore)	14 May 1993			of petroleum
International Pte Ltd				products outside the
				PRC
CNOOC Finance (2002)	British Virgin Islands	US$1,000	100%	Bond issuance
Limited	24 January 2002
CNOOC Finance (2003)	British Virgin Islands	US$1,000	100%	Bond issuance
Limited	2 April 2003
CNOOC Finance (2004)	British Virgin Islands	US$1	100%	Bond issuance
Limited *	24 November 2004

11

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

					30 June 2008
		(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)
1.	ORGANISATION AND PRINCIPAL ACTIVITIES (CONTINUED)
			Nominal value	Percentage
		Place and date of	of issued and paid/	of equity
		incorporation/	registered ordinary attributable to
	Name of entity	establishment	share capital	the Group	Principal activities

	Indirectly held subsidiaries**:
	Malacca Petroleum	Bermuda	US$12,000	100%	Offshore petroleum
	Limited	2 November 1995			exploration,
					development and
					production in Indonesia
	OOGC America, Inc.	State of Delaware,	US$1,000	100%	Investment holding
		United States of
		America
		28 August 1997
	OOGC Malacca Limited	Bermuda	US$12,000	100%	Offshore petroleum
		23 November 1995			exploration,
					development and
					production in Indonesia
	CNOOC Southeast Asia	Bermuda	US$12,000	100%	Investment holding
	Limited	16 May 1997
	CNOOC ONWJ Ltd.	Labuan, F.T., Malaysia	US$1	100%	Offshore petroleum
		27 March 2002			exploration,
					development and
					production in Indonesia
	CNOOC SES Ltd.	Labuan, F.T., Malaysia	US$1	100%	Offshore petroleum
		27 March 2002			exploration,
					development and
					production in Indonesia
	CNOOC Poleng Ltd.	Labuan, F.T., Malaysia	US$1	100%	Offshore petroleum
		27 March 2002			exploration,
					development and
					production in Indonesia
	CNOOC Madura Ltd.	Labuan, F.T., Malaysia	US$1	100%	Offshore petroleum
		27 March 2002			exploration,
					development and
					production in Indonesia
	CNOOC NWS Private	Singapore	S$2	100%	Offshore petroleum
	Limited	8 October 2002			exploration,
					development and
					production in Australia
	CNOOC Muturi Limited	Isle of Man	US$7,780,770	100%	Offshore petroleum
		8 February 1996			exploration,
					development and
					production in Indonesia

CNOOC Limited

12

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
30 June 2008
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES (CONTINUED)
			Nominal value	Percentage
		Place and date of	of issued and paid/	of equity
		incorporation/	registered ordinary	attributable to
	Name of entity	establishment	share capital	the Group	Principal activities

Indirectly held subsidiaries** (continued):
	CNOOC Exploration &	Nigeria	Naira10 million	100%	Offshore petroleum
	Production Nigeria	6 January 2006			exploration,
	Limited				development and
production in Africa
	AERD Projects Nigeria	Nigeria	Naira10 million	92.11%	Offshore petroleum
	Limited	28 January 2005			exploration,
development and
production in Africa
Associates***:
	Shanghai Petroleum	Shanghai, PRC	RMB900 million	30%	Offshore petroleum
	Corporation Limited	7 September 1992			exploration,
development,
production and sales in
the PRC
	CNOOC Finance	Beijing, PRC	RMB1,415 million	31.8%	Provision of deposit,
	Corporation Limited	14 June 2002			transfer, settlement,
loan, discounting and
other financing services
to CNOOC and its
member entities
Jointly-controlled entity****:
	Husky Oil (Madura) Ltd.	British Virgin Islands	No par value	50%	Offshore petroleum
		28 December 2005			exploration,
development,
production and sales in
Indonesia

*
By the issuance date of this interim financial report, all the convertible bonds issued by CNOOC Finance (2004) Limited were redeemed and deregistration application has been made by CNOOC Finance (2004) Limited.

**	Indirectly held through CNOOC International Limited.
***	Indirectly invested through CNOOC China Limited.
****
On 8 April 2008, CNOOC Southeast Asia Limited, a wholly-owned subsidiary of the Company, signed an agreement with Husky Oil Madura Partnership (“HOMP”) to acquire a 50% equity interest in Husky Oil (Madura) Ltd., a wholly-owned subsidiary of HOMP, for a consideration of US$125 million. Such transaction was completed at the same date of the agreement.

The above table lists the subsidiaries, associates and jointly-controlled entity of the Company which, in the opinion of the Directors, principally affected the results for the period or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

13

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
30 June 2008
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

2. STATEMENT OF COMPLIANCE

These interim condensed consolidated financial statements were prepared in accordance with International Financial Reporting Standard 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”) and International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) issued by International Accounting Standards Board (“IASB”) for part of the period covered by the Group’s first annual IFRS financial statements for the year ending 31 December 2008.

These interim condensed consolidated financial statements are the first published financial statements in which the Group makes an explicit and unreserved statement of compliance with International Financial Reporting Standards (“IFRSs”) issued by IASB. Therefore, in preparing these financial statements, management has given due consideration to the requirements of IFRS 1.

These interim condensed consolidated financial statements for the six months ended 30 June 2008 also comply with Hong Kong Accounting Standard 34 Interim Financial Reporting (“HKAS 34”) issued by Hong Kong Institute of Certified Public Accountants (“HKICPA”). The comparative information presented in these interim financial statements is prepared under both IFRSs and Hong Kong Financial Reporting Standards (“HKFRSs”).

With due regard to the Group’s accounting policies in previous periods and the requirements of IFRS 1, management has concluded that no adjustments were required to the amounts reported under HKFRSs as at 1 January 2007, the date of IFRS adoption, or in respect of the six months ended 30 June 2007. The adoption of IFRS 1 has had no financial impact on the Group’s financial position as at 1 January 2007, 31 December 2007 and 30 June 2008, or the Group’s operating results or cash flows for the six months ended 30 June 2007 and 30 June 2008.

CNOOC Limited

14

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
30 June 2008
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

3. BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

These interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at 31 December 2007, which were prepared in accordance with HKFRSs issued by HKICPA.

Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended 31 December 2007, except for the adoption of a new Interpretation mandatory for annual periods beginning on or after 1 January 2008, as follows:

IFRIC 11/HK(IFRIC)-Int 11 IFRS/HKFRS 2 “ Group and Treasury Share Transactions

This Interpretation requires arrangements whereby an employee is granted rights to an entity’s equity instruments to be accounted for as an equity-settled scheme, even if the entity buys the instruments from another party, or the shareholders provide the equity instruments needed. The adoption of this Interpretation did not have any effect on the financial position or operating results of the Group.

4. OIL AND GAS SALES AND MARKETING REVENUE

Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties and the government share oil that is lifted and sold on behalf of the government. Sales are recognised when the significant risks and rewards of ownership of oil and gas have been transferred to customers.

Marketing revenue represents the sales of oil and gas purchased from the foreign partners under production sharing contracts and the revenues from the trading of oil and gas through the Company’s subsidiary in Singapore. The costs of the oil and gas sold are included in “Crude oil and product purchases” in the interim condensed consolidated income statement.

5. SPECIAL OIL GAIN LEVY

Special Oil Gain Levy imposed by the Ministry of Finance of the PRC at the progressive rates from 20% to 40% on the portion of monthly weighted average sales price of crude oil lifted in the PRC exceeding US$40 per barrel.

6. FINANCE COSTS

An amount of approximately RMB170,742,000 (six months ended 30 June 2007: approximately RMB139,745,000) of accretion expense for provision for dismantlement has been recognised in the interim condensed consolidated income statement during the period.

15

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
30 June 2008
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

7.	TAX
(i)	Income tax

The Company and its subsidiaries are subject to income tax on an entity basis on the profit arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 17.5% (from January to March 2008) and 16.5% (first effective from the fiscal year beginning 1 April 2008) on the profits arising in or derived from Hong Kong.

The Company’s subsidiary in Mainland China, CNOOC China Limited, is a wholly-owned foreign enterprise. It is subject to an enterprise income tax rate of 25% under the prevailing tax rules and regulations.

Dividend income derived by the Company from CNOOC China Limited is subject to a withholding tax rate of 10% under the prevailing tax rules and regulations. According to a tax treaty between Mainland China and Hong Kong, the reduced withholding tax rate is 5%.

The Company’s subsidiary in Singapore, China Offshore Oil (Singapore) International Pte Ltd, is subject to income tax at rates of 10% and 18% (first effective from the year of 2008), for its oil trading activities and other income-generating activities, respectively. The Company’s subsidiaries owning interests in oil and gas properties in Indonesia along the Malacca Strait are subject to corporate and dividend tax at the rate of 44%. According to the current tax treaty between Indonesia and Malaysia, the Company’s subsidiaries owning interests in oil and gas properties in Indonesia are subject to corporate and dividend tax combined at rates ranging from 43.125% to 51.875%. The Company’s subsidiary owning interests in oil and gas properties in the North West Shelf Project (the “NWS Project”) in Australia is subject to income tax at the rate of 30%. All of the Company’s other subsidiaries are not subject to any income tax in their respective jurisdictions for the periods presented.

Certain of the Group’s oil and gas interests in Indonesia are held through companies incorporated in Labuan. Companies incorporated in Labuan enjoy certain reduced tax rates provided by the tax treaty between Indonesia and Malaysia. In May 2006, certain proposed amendments to the tax treaty were agreed by the respective ministers of the two countries. According to the proposed amendments, the tax rates will increase from the range of 43.125%~51.875% to 48%~56%. The proposed amendments will need to be ratified by the two countries and will take effect two months after the ratification. It is still uncertain when the ratification will be completed by the two countries as at 30 June 2008.

(ii)	Other taxes

The Company’s PRC subsidiary pays the following other taxes:

–	Production tax equal to 5% of independent production and production under production sharing contracts;

–	Export tariff on revenue generated from export of petroleum oil at a rate of 5%;

–	Business tax at rates of 3% to 5% on other income.

CNOOC Limited

16

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
30 June 2008
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

8.	EARNINGS PER SHARE
		Six months ended 30 June
		2008	2007
		(Unaudited)	(Unaudited)
	Earnings:
	Profit from ordinary activities attributable to
	shareholders for the period for the purpose of
	basic earnings per share	RMB27,542,060,000	RMB14,551,394,000
	Interest expenses and fair value losses
	recognised on the embedded derivative
	components of convertible bonds	—	RMB1,602,568,000*
	Profit from ordinary activities attributable to
	shareholders for the period for the purpose
	of diluted earnings per share	RMB27,542,060,000	RMB16,153,962,000*
	Number of shares:
	Weighted average number of ordinary shares
	for the purpose of basic earnings per share
	before effects of new shares issued	44,302,616,976	43,328,552,648
	Weighted average effect of new shares issued
	during the period	281,793,121	59,314
	Weighted average number of ordinary shares
	for the purpose of basic earnings per share	44,584,410,097	43,328,611,962
	Effect of dilutive potential ordinary shares
	under the share option schemes	183,370,739	79,499,953
	Effect of dilutive potential ordinary shares
	for convertible bonds based on the
	“if converted method”	46,025,125	1,319,787,406*
	Weighted average number of ordinary shares
	for the purpose of diluted earnings per share	44,813,805,961	44,727,899,321*
	Earnings per share “ Basic	RMB0.62	RMB0.34
	_ Diluted	RMB0.61	RMB0.34*

*
For the six months ended 30 June 2007, since the diluted earnings per share amount increased when taking the convertible bonds into account, the convertible bonds had an anti-dilutive effect and were ignored in the calculation of diluted earnings per share. Therefore, diluted earnings per share amount was based on the profit for the prior period attributable to shareholders of RMB14,551,394,000 and the weighted average of 43,408,111,915 ordinary shares.

17

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
30 June 2008
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

9. PROPERTY, PLANT AND EQUIPMENT, NET

During the six months ended 30 June 2008, additions to the Group’s property, plant and equipment amounted to approximately RMB14,095,619,000 (six months ended 30 June 2007: approximately RMB13,321,692,000).

The interest of the Group in the NWS Project has been collateralised to the other partners of the project as security for certain of the Group’s liabilities relating to the project.

Included in the current period additions was an amount of approximately RMB296,530,000 (six months ended 30 June 2007: approximately RMB427,776,000) in respect of interest capitalised in property, plant and equipment.

10. INTANGIBLE ASSETS

The intangible assets of the Company comprise software and gas processing rights of the NWS Project. The software is amortised over three years on straight-line basis. The NWS Project started commercial production in 2006. Accordingly, the intangible asset regarding the gas processing rights has been amortised upon the commencement of commercial production of the liquefied natural gas using the unit-of-production method.

11. ACCOUNTS RECEIVABLE, NET

The Group’s trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Trade receivables are non-interest-bearing.

As at 30 June 2008 and 31 December 2007, substantially all the accounts receivable were aged within six months. Receivables that were neither past due nor impaired relate to customers for whom there were no history of default.

12. ACCOUNTS PAYABLE

As at 30 June 2008 and 31 December 2007, substantially all the accounts payable were aged within six months. The accounts payable are non-interest-bearing and are normally settled within six months.

CNOOC Limited

18

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
30 June 2008
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

13. NON-CURRENT ASSET CLASSIFIED AS HELD FOR SALE

An agreement in respect of the sale of a 3.05691% interest of the Company in the Tangguh LNG Project to Talisman Energy Inc. (“Talisman”) for a consideration of US$212.5 million became effective on 1 January 2008. The transaction was completed through the equity transfer of an indirect subsidiary of the Company. The Company through its subsidiary continues to hold a 13.89997% interest in the Tangguh LNG Project after the sale.

The related asset and long-term bank loan classified as held for sale as at 31 December 2007 were derecognised during the period upon completion of the transaction. The gain from the above mentioned transaction was recognised as non-operating income.

In addition, a Letter of Credit Agreement was signed between the Company and Talisman together with the execution of the aforesaid agreement. Accordingly, Talisman has delivered valid and unexpired standby letters of credit with the amount of US$120 million to the Company (as the beneficiary) as a counter-guarantee to offset the exposure of the Company’s guarantee for the aforesaid interest of 3.05691% in respect of the Tangguh LNG Project financing.

14. LONG TERM BANK LOANS

The long term bank loans of the Group were used primarily to finance the development of oil and gas properties and to meet working capital requirements.

		30 June	31 December
		2008	2007
		(Unaudited)	(Audited)
		RMB’000	RMB’000
	Effective interest rate and
	final maturity
RMB denominated	Effective interest rate of	500,000	500,000
bank loans	4.05% per annum with
	maturity through 2016
US$ denominated
bank loans
Loans for Tangguh	Effective interest rate of	2,299,456	2,708,753
LNG Project	LIBOR+0.23% to 0.38% per annum
	with maturity through 2021
Loans for OML130	LIBOR+4% per annum	851,900	—
Project*	with maturity through 2015
		3,651,356	3,208,753
Less: Liabilities directly associated with non-current asset
classified as held for sale		—	(488,322)
		3,651,356	2,720,431

*	During the period, the Group obtained a bank loan for the purpose of financing the ongoing capital needs of OML130 Project in Nigeria. Please refer to note 20 (iii) for details of the project.

19

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
30 June 2008
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

14. LONG TERM BANK LOANS (CONTINUED)

The Company delivered a guarantee dated 29 October 2007 in favour of Mizuho Corporate Bank, Ltd., who acts as the facility agent for and on behalf of various international commercial banks under a US$884 million commercial loan agreement dated 29 October 2007 in connection with the Tangguh LNG Project in Indonesia. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreement and is subject to a maximum cap of approximately US$164,888,000. Together with the loan agreement dated 31 July 2006 with a maximum cap of approximately US$487,862,000, the total maximum guarantee cap is US$652,750,000.

As at 30 June 2008, all the bank loans of the Group were unsecured and none of the outstanding borrowings was guaranteed by CNOOC.

15. LONG TERM GUARANTEED NOTES

Long term guaranteed notes comprised the following:

(i)
The principal amount of US$500 million of 6.375% guaranteed notes due in 2012 issued by CNOOC Finance (2002) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2002) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

(ii)
The principal amount of US$200 million of 4.125% guaranteed notes due in 2013 and the principal amount of US$300 million of 5.500% guaranteed notes due in 2033 issued by CNOOC Finance (2003) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2003) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

(iii)
The principal amount of US$1 billion zero coupon guaranteed convertible bonds due in 2009, unconditionally and irrevocably guaranteed by the Company, and convertible into shares of the Company issued by CNOOC Finance (2004) Limited, a wholly-owned subsidiary of the Company, on 15 December 2004. The bonds are convertible from 15 January 2005 onwards at a price of HK$6.075 per share, subject to adjustments. The conversion price was adjusted to HK$5.97, HK$5.90 and HK$5.79 per share on 7 June 2005, 7 June 2006 and 7 June 2007, respectively, as a result of the declaration of the dividends for 2004, 2005 and 2006 by the Company. Unless previously redeemed, converted or purchased and cancelled, the bonds will be redeemed on the maturity date at 105.114% of the principal amount. CNOOC Finance (2004) Limited has an early redemption option exercisable at any time after 15 December 2007 (subject to certain criteria) and a cash settlement option to pay cash in lieu of delivering shares when the bondholders exercise their conversion right. The bondholders also have an early redemption option to require CNOOC Finance (2004) Limited to redeem all or part of the bonds on 15 December 2007 at an early redemption amount of 103.038% of the principal amount.

CNOOC Limited

20

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
30 June 2008
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

15.	LONG TERM GUARANTEED NOTES (CONTINUED)
(iii)	(Continued)

CNOOC Finance (2004) Limited renounced its cash settlement option by way of a supplemental trust deed dated 31 July 2007 entered into amongst the Company, CNOOC Finance (2004) Limited and BNY Corporate Trustee Services Limited. As such, the derivative component of the convertible bonds was no longer a liability and transferred to equity.

On 21 February 2008, CNOOC Finance (2004) Limited extinguished all the outstanding convertible bonds by exercising an early redemption option. At the option of bondholders, substantially all the bonds were converted into ordinary shares of the Company and the remaining bonds were settled in cash. The delisting of the convertible bonds on The Stock Exchange of Hong Kong Limited (the “SEHK”) was effective at the close of business on 6 March 2008.

There is no default during the period of principal, interest or redemption term of the long term guaranteed notes.

16.	ISSUED CAPITAL
				Issued
		Number	Share	share capital
	Shares	of shares	capital	equivalent of
			HK$’000	RMB’000
	Authorised:
	Ordinary shares of HK$0.02 each
	as at 30 June 2008 and
	31 December 2007	75,000,000,000	1,500,000
	Issued and fully paid:
	Ordinary shares of HK$0.02 each
	as at 1 January 2007	43,328,552,648	866,571	923,653
	Conversion of bonds	974,064,328	19,481	18,888
	As at 31 December 2007 (audited)	44,302,616,976	886,052	942,541
	Conversion of bonds (note 15(iii))	365,099,675	7,302	6,732
	Exercise of options	333,333	7	6
	As at 30 June 2008 (unaudited)	44,668,049,984	893,361	949,279

21

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
30 June 2008
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

17. DIVIDEND

On 27 August 2008, the board of Directors (the “Board”) declared an interim dividend of HK$0.20 per share (six months ended 30 June 2007: HK$0.13 per share), totalling approximately HK$8,933,610,000 (equivalent to approximately RMB7,854,162,000) (six months ended 30 June 2007: approximately RMB5,453,084,000), estimated based on the number of issued shares as at 30 June 2008.

18. SHARE OPTION SCHEMES

The Company has the following four share option schemes:

(i)	Pre-Global Offering Share Option Scheme (as defined in the Other Information section);

(ii)	2001 Share Option Scheme (as defined in the Other Information section);

(iii)	2002 Share Option Scheme (as defined in the Other Information section); and

(iv)	2005 Share Option Scheme (as defined in the Other Information section).

Details of these share option schemes are disclosed in the Other Information section in this interim report.

During the six months ended 30 June 2008, the movements in the options granted under all of the above share option schemes were as follows:

		Weighted
		average
	No. of share	exercise
	options	price
		HK$
Outstanding as at 1 January 2008	303,795,233	5.02
Granted during the period	88,143,000	14.83
Exercised during the period	(333,333)	5.56
Forfeited during the period	(6,487,333)	4.75
Outstanding as at 30 June 2008	385,117,567	7.27
Exercisable as at 30 June 2008	201,159,233	4.29
No share options had been cancelled during the six months ended 30 June 2008.

Other than those disclosed in this interim report, no right to subscribe for equity or debt securities of the Company was granted by the Company to, nor have any such rights been exercised by, any other person during the six months ended 30 June 2008.

CNOOC Limited

22

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
30 June 2008
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

18. SHARE OPTION SCHEMES (CONTINUED)

The weighted average fair value of all options granted under the above four share option schemes at the respective dates of grants was HK$1.79 per share. The fair value of the share options granted during the six months ended 30 June 2008 is calculated, using the Black-Scholes model with the following assumptions: expected dividend yield of 2.18%, expected life of five years, expected volatility of 39.07% and risk-free interest rate of 2.888% . The weighted average exercise price of the above share options was HK$6.41 per share.

The assumptions on which the option pricing model is based represent the subjective estimation of the Directors as to the circumstances existing at the time the options were granted.

19. RELATED PARTY TRANSACTIONS

The majority of the Group’s business activities are conducted with certain state-owned enterprises (including CNOOC and its associates). As the Group is controlled by CNOOC, transactions with CNOOC and its associates are disclosed as related party transactions. The Group considers that transactions with other state-owned enterprises (other than CNOOC and its associates) are in the ordinary course of business and there are no indicators that the Group influenced, or was influenced by, those state-owned enterprises. Accordingly, the Group has not disclosed such transactions with other state-owned enterprises (other than CNOOC and its associates) as related party transactions.

On 8 November 2007, the Company entered into four comprehensive framework agreements with each of CNOOC, China Oilfield Services Limited (“COSL”), Offshore Oil Engineering Co., Ltd. (“CNOOC Engineering”) and China BlueChemical Ltd. (“China BlueChem”) respectively for the provision (1) by the Group to CNOOC and/or its associates and (2) by CNOOC and/or its associates to the Group, of a range of products and services which may be required and requested from time to time by either party and/ or its associates. The term of each of the comprehensive framework agreements is for a period of three years from 1 January 2008. The continuing connected transactions as approved by the independent shareholders of the Company on 6 December 2007 applicable to the Company for the period from 1 January 2008 to 31 December 2010 are as follows:

•	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group;

•	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its associates; and

•	Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates.

Since the establishment of CNOOC, certain associates of CNOOC specialised in exploration, oil and gas development, oil and gas production, as well as marketing, management and ancillary services provide these services to the Group through bidding process. The Group will continue to use these services provided by the associates of CNOOC, including but not limited to COSL, CNOOC Engineering, CNOOC Oil Base Group Limited* (“COBGL”) and China BlueChem. CNOOC also provides certain of these services from time to time. The services provided by CNOOC and/or its associates are set out below.

*	CNOOC Oil Base Group Limited was reformed and restructured as CNOOC Energy Technology & Services Limited in 2008.

23

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
30 June 2008
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

19.	RELATED PARTY TRANSACTIONS (CONTINUED)

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group

(a)	Provision of exploration and support services

The services provided by CNOOC and/or its associates to the Group on exploration operations include:

•	well site survey;
•	seismic data acquisition and processing;
•	integrated exploration research services;
•	exploration well operation;
•	related technical services on exploration well;
•	tow-boat, transportation and safety services; and
•	other related technical and supporting services.

(b)	Provision of oil and gas development and support services

The services provided by CNOOC and/or its associates to the Group on oil and gas development operations include:

•	platform survey;
•	drilling and completion well operation;
•	related technical services on drilling and completion;
•	design, construction, installation and tuning of production facilities;
•	shipping transportation;
•	provision of materials;
•	integrated research on development techniques; and
•	other related technical and supporting services.

CNOOC Limited

24

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
30 June 2008
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

19.	RELATED PARTY TRANSACTIONS (CONTINUED)

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group (continued)

(c)	Provision of oil and gas production and support services

The services provided by CNOOC and/or its associates to the Group on oil and gas production operations are set out below. In addition, CNOOC and/or its associates also provide various facilities and ancillary services, such as provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipments and supply of water, electricity and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

•	integrated research on production techniques;
•	well workover;
•	shipping transportation;
•	oil tanker transportation;
•	provision of materials;
•	maintenance of platform;
•	repair of equipment and pipelines;
•	production operations;
•	oil and gas production labour services;
•	warehousing and storage;
•	lease of equipment and buildings;
•	road transportation services;
•	telecommunication and network services;
•	wharf services;
•	construction services, including roads, wharfs, buildings, factories and water barriers;
•	maintenance and repair of major equipment;
•	medical, childcare and social services;
•	provision of water, electricity and heat;
•	security and fire services;
•	technical training;
•	accommodation;
•	maintenance and repair of buildings;
•	catering services; and
•	other related technical and supporting services.

25

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
30 June 2008
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

19.	RELATED PARTY TRANSACTIONS (CONTINUED)

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group (continued)

(d)	Provision of marketing, management and ancillary services

CNOOC and/or its associates provide marketing, administration and management, management of oil and gas operations and integrated research services to the Group, as well as other ancillary services relating to the exploration, development, production and research activities of the Group, which include:

•	marketing services;
•	management;
•	staff recruitment;
•	publishing;
•	telecommunications;
•	lease of properties;
•	property management;
•	water, electricity and heat supply;
•	sewage disposal;
•	car rental;
•	integrated services such as record keeping, filing, repair of computers, catering and photocopying; and
•	integrated research.

In addition, as part of providing administration and management services to the Group, CNOOC and/or its associates lease certain premises to the Group for use as office premises and staff quarters. In addition to leasing these properties, CNOOC and/or its associates provide management services in respect of certain properties leased to the Group.

CNOOC Limited

26

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
30 June 2008
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

19.	RELATED PARTY TRANSACTIONS (CONTINUED)

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group (continued)

Pricing principles for transactions referred to in paragraphs (a) to (d) above

The continuing connected transactions referred to in paragraphs (a) to (d) above relate to services provided by CNOOC and/or its associates to the Group. In general, the services provided by CNOOC and/or its associates to the Group are based on negotiations with CNOOC and/or its associates on normal commercial terms, or on terms no less favorable than those available from independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

If, for any reason, the above pricing principle for a particular service ceases to be applicable or there is no open market for such service, whether due to a change in circumstances or otherwise, such service must then be provided in accordance with the following general pricing principles:

(i)	state-prescribed prices; or

(ii)	where there is no state-prescribed price, market prices, including the local, national or international market prices; or

(iii)
when neither (i) nor (ii) is applicable, the cost to CNOOC and/or its associates for providing the relevant services (including the cost of purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

27

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
30 June 2008
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

19.	RELATED PARTY TRANSACTIONS (CONTINUED)

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group (continued)

(e)	FPSO vessel leases

The Group leases floating production, storage and offloading (“FPSO”) vessels from COBGL for the use in oil production operations at market prices and on normal commercial terms, which are calculated on a daily basis. FPSO vessels are usually located next to the offshore oil platforms and are integrated facilities used by the Group during its offshore oil production for processing, storage and offloading of crude oil. The terms of FPSO vessel leases are usually determined based on the expected terms of oil production.

The Group’s transactions with related parties referred to above during the period are as follows:

	Six months ended
	30 June	30 June
	2008	2007
	(Unaudited)	(Unaudited)
	RMB’000	RMB’000
Provision of exploration and support services under
exploration expenses	1,875,643	847,577
_ Included in property, plant and equipment	734,370	255,715
Provision of oil and gas development and
support services under development expenses	2,937,699	3,856,334
Provision of oil and gas production and
support services under operating expenses	1,160,273	1,042,857
Provision of marketing, management and
ancillary services under selling and
administrative expenses	209,424	171,127
Provision of FPSO vessel leases under
operating expenses	210,874	197,553
	6,393,913	6,115,448

CNOOC Limited

28

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
30 June 2008
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

19.	RELATED PARTY TRANSACTIONS (CONTINUED)

(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its associates

In addition to providing various services to the Group, CNOOC and/or its associates may also utilise various types of management, technical, facilities and ancillary services, including the supply of materials, provided by the Group from time to time. The pricing for such services will be determined based on the same pricing principles applicable to transactions relating to services provided by CNOOC and/or its associates to the Group under paragraphs (a) to (d) above, which will be negotiated and agreed on normal commercial terms between the parties. The services that may be provided by the Group to CNOOC and/or its associates include:

•	technical consulting;
•	technology transfer;
•	management;
•	technical research services; and
•	other supporting services.

The Group did not enter into any transactions under the above category for the six months ended 30 June 2008.

(iii)	Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates

(a)	Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)

The Group sells petroleum and natural gas products, including crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas, to CNOOC and/or its associates which engage in downstream petroleum businesses at state-prescribed prices or local, national or international market prices and on normal commercial terms. It is envisaged that individual sales contracts will be entered into from time to time between the Group and CNOOC and/or its associates in relation to such sales.

29

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
30 June 2008
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

19.	RELATED PARTY TRANSACTIONS (CONTINUED)

(iii)	Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates (continued)

(b)	Long term sales of natural gas and liquefied natural gas

The Group sells natural gas to CNOOC and/or its associates which engage in the downstream petroleum businesses at state-prescribed prices or local, national or international market prices and on normal commercial terms, which is subject to adjustment in accordance with movements in international oil prices as well as other factors such as the term of the sales agreement and the length of the relevant pipeline. Due to the size of investment and the fact that sales are usually made to markets proximate to the production site, and that purchasers tend to utilise the natural gas products in areas close to the production site, and in order to ensure the return on investment from the production of natural gas, the Group will usually enter into long term sales contracts with a term of 15 to 20 years. It is market practice for the term of the sales contract to be determined based on the estimated reserves and production profile of the relevant gas fields. The Group has also invested and acquired interests in liquefied natural gas related upstream projects in Tangguh, Indonesia and the North West Shelf, Australia. It is also envisaged that from time to time the Group may sell liquefied natural gas explored and produced from these gas reserves mentioned above and other gas reserves in which the Group may invest in future to CNOOC and/or its associates.

For the six months ended 30 June 2008, the total sales of petroleum and natural gas products by the Group to CNOOC and/or its associates amounted to approximately RMB24,442,911,000 (six months ended 30 June 2007: approximately RMB19,255,524,000). Among such sales, the sales under long term sales contracts for natural gas and liquefied natural gas amounted to approximately RMB1,283,000,000 (six months ended 30 June 2007: approximately RMB810,048,000), and the sales under the sales contracts of petroleum and natural gas products amounted to approximately RMB23,159,911,000 (six months ended 30 June 2007: approximately RMB18,445,476,000).

(iv)	Transactions with CNOOC Finance Corporation Limited

In addition to the above related party transactions, the Company also entered into a framework agreement (the “Framework Agreement”) with CNOOC Finance Corporation Limited (“CNOOC Finance”) in 2007. Under the Framework Agreement, the Group utilises the financial services provided by CNOOC Finance, a 31.8% owned associate of the Company and also a subsidiary of CNOOC, to the extent that they are exempted from the reporting, announcement and independent shareholders’ approval requirements under the Listing Rules. Such services include placing of the Group’s cash deposits with CNOOC Finance, the settlement services for transactions between the Group and other entities including CNOOC and its associates and the provision of loans. The charges, including the interest rates and other fees, levied by CNOOC Finance for its financial services to the Group are based on the pricing policies of CNOOC Finance, which are subject to the People’s Bank of China guidelines as well as guidelines published by PRC self- regulatory bodies, such as China National Association of Finance Companies. Based on these guidelines, CNOOC Finance has limited discretion in setting its prices.

CNOOC Limited

30

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
30 June 2008
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

19.	RELATED PARTY TRANSACTIONS (CONTINUED)

(iv)	Transactions with CNOOC Finance Corporation Limited (continued)

For the six months ended 30 June 2008, the interest income earned from deposits in CNOOC Finance amounted to approximately RMB839,000 (six months ended 30 June 2007: approximately RMB26,110,000). For the six months ended 30 June 2008, the maximum outstanding balance of deposits (including interest received in respect of these deposits) placed with CNOOC Finance amounted to approximately RMB150,430,000 (six months ended 30 June 2007: approximately RMB6,501,841,000).

As at 30 June 2008, the balance due to CNOOC was approximately RMB453,549,000 (31 December 2007: approximately RMB587,228,000). The balance due from other related parties was approximately RMB4,564,978,000 (31 December 2007: approximately RMB3,299,392,000) and the balance due to other related parties was approximately RMB1,113,975,000 (31 December 2007: approximately RMB1,533,424,000).

20.	COMMITMENTS AND CONTINGENCIES

(i) Capital commitments

As at 30 June 2008, the Group had the following capital commitments, principally for the construction and purchases of property, plant and equipment:

	30 June	31 December
	2008	2007
	(Unaudited)	(Audited)
	RMB’000	RMB’000
Contracted, but not provided for*	13,411,379	8,655,830
Authorised, but not contracted for	25,126,896	24,498,130

As at 30 June 2008, the Group had unutilised banking facilities amounting to approximately RMB45,952,815,000 (31 December 2007: approximately RMB46,997,140,000).

*	The amount includes the estimated payments with respect to the Group’s exploration and production licenses to the Ministry of Land and Resources of the PRC for the next five years.

31

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
30 June 2008
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

20.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

(ii)	Operating lease commitments

(a)	Office properties

The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from one month to five years.
As at 30 June 2008, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	30 June	31 December
	2008	2007
	(Unaudited)	(Audited)
	RMB’000	RMB’000
Within one year	138,599	84,508
In the first to second years, inclusive	4,648	16,419
After the second but before the fifth years, inclusive	—	1,802
	143,247	102,729

(b)	Plant and equipment

The Group leases certain of its plant and equipment under operating lease arrangements for terms ranging from four to ten years. The rent of certain FPSO vessel leasing arrangements contains fixed rent at market prices and contingent rent determined on the production quantity from relevant field and a fixed fee rate.

As at 30 June 2008, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	30 June	31 December
	2008	2007
	(Unaudited)	(Audited)
	RMB’000	RMB’000
Within one year	482,404	391,384
In the first to second years, inclusive	448,351	363,327
After the second but before the fifth years, inclusive	1,278,843	849,404
After the fifth year	289,959	262,816
	2,499,557	1,866,931

CNOOC Limited

32

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
30 June 2008
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

20.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

(iii)	Contingent liability

On 8 January 2006, the Company signed a definitive agreement with South Atlantic Petroleum Limited (“SAPETRO”) to acquire a 45% working interest in the Offshore Oil Mining Lease 130 (“OML130”) in Nigeria (the “OML130 Transaction”) and the OML130 Transaction was completed on 20 April 2006. The OML130 project is still in the exploration and development phase.

In 2007, a local tax office in Nigeria (the “Nigerian Local Tax Office”) conducted a tax audit on SAPETRO. According to the preliminary tax audit results, the Nigerian Local Tax Office has raised a disagreement in the tax filings made for the OML130 Transaction. The final tax audit results might affect the acquisition cost of the Company for the OML130 Transaction.

The tax audit assessment made by the Nigerian Local Tax Office has been contested by the Company in accordance with Nigerian laws. After seeking legal and tax advice, the Company’s management believes that the Company has reasonable grounds in making the contest. Consequently, no provision has been made for any expenses and/or adjustment to the acquisition cost of OML130 which might arise as a result of the dispute.

21.	SEGMENT INFORMATION

The Group is organised on a worldwide basis into three major operating segments. The Group is involved in the upstream operating activities of the petroleum industry that comprise independent operations, operations under production sharing contracts and trading business. These segments are determined primarily because the senior management makes key operating decisions and assesses performance of the segments separately. The Group evaluates the performance of each segment based on profit or loss from operations before income tax.

The Group mainly engages in the exploration, development, production and sales of crude oil, natural gas and other petroleum products at offshore China. Any activities outside the PRC are mainly conducted in Indonesia, Australia, Nigeria, Canada, and Singapore.

33

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
30 June 2008
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

21. SEGMENT INFORMATION (CONTINUED)

The following table presents revenue and profit information for the Group’s business segments.

	Independent		Production
	operations		sharing contracts		Trading business		Unallocated		Eliminations		Consolidated
	Six months ended		Six months ended		Six months ended		Six months ended		Six months ended		Six months ended
	30 June		30 June		30 June		30 June		30 June		30 June
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment revenue
Sales to external
customers:
Oil and gas sales	27,119,597	14,261,842	27,344,014	18,959,850	—	—	—	—	—	—	54,463,611	33,221,692
Marketing revenue	—	—	—	—	14,191,088	8,931,857	—	—	—	—	14,191,088	8,931,857
Intersegment revenue	881,820	—	3,850,005	3,036,117	—	—	—	—	_ (4,731,825)	(3,036,117)	—	—
Other income	—	3,371	20,364	55,950	—	—	380,525	5,888	—	—	400,889	65,209
Total	28,001,417	14,265,213	31,214,383	22,051,917	14,191,088	8,931,857	380,525	5,888	(4,731,825)	(3,036,117)	69,055,588	42,218,758
Segment results
Profit attributable to
shareholders	15,702,913	9,102,656	16,675,595	11,412,513	168,203	132,602	(5,004,651)	(6,096,377)	—	—	27,542,060	14,551,394

22. COMPARATIVE AMOUNTS

For the current period presentation, the balances with related parties have been included in the respective accounts, namely accounts receivable, accounts payable, other current assets, other payables and accrued liabilities, based on the nature of transactions. The comparative amounts have also been reclassified to conform with the current period’s presentation accordingly.

23. APPROVAL OF INTERIM FINANCIAL STATEMENTS

The interim condensed consolidated financial statements for the six months ended 30 June 2008 were approved and authorised for issue by the Board on 27 August 2008.

CNOOC Limited

34

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

[Graphic Appears Here]

To the board of directors of
CNOOC Limited
(Incorporated in the Hong Kong Special Administrative Region with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 6 to 33 which comprises the condensed consolidated balance sheet of CNOOC Limited (“the Company”) and its subsidiaries (collectively as the “Group”) as of 30 June 2008 and the related condensed consolidated statements of income, changes in equity and cash flows for the six-month period then ended, and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) issued by the International Accounting Standards Board or Hong Kong Accounting Standard 34 Interim Financial Reporting (“HKAS 34”) issued by the Hong Kong Institute of Certified Public Accountants.

The directors are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 and HKAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review. Our report is made solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with IAS 34 and HKAS 34.

Ernst & Young
Certified Public Accountants
18th Floor, Two International Finance Centre
8 Finance Street, Central
Hong Kong
27 August 2008

35

OTHER INFORMATION

DIRECTORS’ INTERESTS

As at 30 June 2008, the interests of the Directors and the Chief Executives of the Company in the equity securities of the Company and its associated corporations (all within the meaning of Part XV of the Securities and Futures Ordinance (“SFO”)) as recorded in the register required to be kept under section 352 of the SFO or disclosed in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) comprised only the personal interests in options to subscribe for shares of the Company referred to below.

During the six months ended 30 June 2008, the following persons had the following personal interests in options to subscribe for shares of the Company granted under the share option schemes of the Company:

	No. of shares	No. of shares		Closing price
	involved in	involved in		per share
	the options	the options		immediately
	outstanding at	outstanding at		before the	Exercise
	the beginning	the end of the		date of grant	price
Name of grantee	of the period	period	Date of grant	(HK$)	(HK$)
Executive Directors
Fu Chengyu	1,750,000	1,750,000	12 Mar 2001	1.23	1.19
	1,750,000	1,750,000	27 Aug 2001	1.46	1.232
	1,150,000	1,150,000	24 Feb 2003	2.09	2.108
	2,500,000	2,500,000	5 Feb 2004	3.13	3.152
	3,500,000	3,500,000	31 Aug 2005	5.75	5.62
	3,850,000	3,850,000	14 Jun 2006	5.30	5.56
	4,041,000	4,041,000	25 May 2007	7.43	7.29
	—	4,041,000	29 May 2008	14.20	14.828
Zhou Shouwei	1,400,000	1,400,000	12 Mar 2001	1.23	1.19
	1,750,000	1,750,000	27 Aug 2001	1.46	1.232
	1,750,000	1,750,000	24 Feb 2003	2.09	2.108
	1,750,000	1,750,000	5 Feb 2004	3.13	3.152
	2,450,000	2,450,000	31 Aug 2005	5.75	5.62
	2,700,000	2,700,000	14 Jun 2006	5.30	5.56
	2,835,000	2,835,000	25 May 2007	7.43	7.29
	—	2,835,000	29 May 2008	14.20	14.828
Wu Guangqi	1,610,000	1,610,000	31 Aug 2005	5.75	5.62
	1,770,000	1,770,000	14 Jun 2006	5.30	5.56
	1,857,000	1,857,000	25 May 2007	7.43	7.29
	—	1,857,000	29 May 2008	14.20	14.828
Yang Hua	1,150,000	1,150,000	12 Mar 2001	1.23	1.19
	1,150,000	1,150,000	27 Aug 2001	1.46	1.232
	1,150,000	1,150,000	24 Feb 2003	2.09	2.108
	1,150,000	1,150,000	5 Feb 2004	3.13	3.152
	1,610,000	1,610,000	31 Aug 2005	5.75	5.62
	1,770,000	1,770,000	14 Jun 2006	5.30	5.56
	1,857,000	1,857,000	25 May 2007	7.43	7.29
	—	1,857,000	29 May 2008	14.20	14.828

36

OTHER INFORMATION

DIRECTORS’ INTERESTS (CONTINUED)

	No. of shares	No. of shares		Closing price
	involved in	involved in		per share
	the options	the options		immediately
	outstanding at	outstanding at		before the	Exercise
	the beginning	the end of the		date of grant	price
Name of grantee	of the period	period	Date of grant	(HK$)	(HK$)
Non-executive Directors
Luo Han	1,400,000	1,400,000	12 Mar 2001	1.23	1.19
	1,150,000	1,150,000	27 Aug 2001	1.46	1.232
	1,150,000	1,150,000	24 Feb 2003	2.09	2.108
	1,150,000	1,150,000	5 Feb 2004	3.13	3.152
	1,610,000	1,610,000	31 Aug 2005	5.75	5.62
	1,770,000	1,770,000	14 Jun 2006	5.30	5.56
	1,857,000	1,857,000	25 May 2007	7.43	7.29
	—	1,857,000	29 May 2008	14.20	14.828
Cao Xinghe	800,000	800,000	31 Aug 2005	5.75	5.62
	1,770,000	1,770,000	14 Jun 2006	5.30	5.56
	1,857,000	1,857,000	25 May 2007	7.43	7.29
	—	1,857,000	29 May 2008	14.20	14.828
Wu Zhenfang	800,000	800,000	31 Aug 2005	5.75	5.62
	1,770,000	1,770,000	14 Jun 2006	5.30	5.56
	1,857,000	1,857,000	25 May 2007	7.43	7.29
	—	1,857,000	29 May 2008	14.20	14.828
Independent Non-executive Directors
Chiu Sung Hong	1,150,000	1,150,000	5 Feb 2004	3.13	3.152
Evert Henkes*	1,150,000	1,150,000	5 Feb 2004	3.13	3.152
Other employees
in aggregate	6,250,000	6,250,000	12 Mar 2001	1.23	1.19
	16,200,000	14,700,000	27 Aug 2001	1.46	1.232
	18,883,300	18,166,633	24 Feb 2003	2.09	2.108
	26,533,267	26,316,600	5 Feb 2004	3.13	3.152
	40,563,333	40,260,000	31 Aug 2005	5.75	5.62
	56,913,333	55,253,334	14 Jun 2006	5.30	5.56
	68,961,000	66,537,000	25 May 2007	7.43	7.29
	—	71,982,000	29 May 2008	14.20	14.828

*
Mr. Evert Henkes retired as an Independent Non-executive Director of the Company with effect from 29 May 2008. Mr. Evert Henkes subsequently exercised option to subscribe for 1,150,000 shares of the Company. The allotment of such shares was completed on 22 August 2008.

During the six months ended 30 June 2008, 333,333 share options granted under the share option schemes of the Company were exercised at the exercise price of HK$5.56 per share. The closing price of the Company’s share immediately before the date on which the options were exercised was HK$12.98.

All the interests stated above represent long positions. As at 30 June 2008, no short positions were recorded in the register of directors’ and chief executives’ interests and short positions required to be kept under section 352 of the SFO.

Other than those disclosed in this interim report, no right to subscribe for equity or debt securities of the Company has been granted by the Company to, nor have any such rights been exercised by, any other person during the six months ended 30 June 2008.

CNOOC Limited
37

OTHER INFORMATION

SUBSTANTIAL INTERESTS IN SHARE CAPITAL

The register maintained by the Company pursuant to the SFO recorded that, as at 30 June 2008, the following companies had the interests (as defined in the SFO) in the Company set opposite their respective names below:

			Percentage
			of total
		Ordinary shares held	issued shares
(i)	CNOOC (BVI) Limited	28,772,727,268	64.41%
(ii)	Overseas Oil & Gas Corporation, Ltd.
	(“OOGC”)	28,772,727,273	64.41%
(iii)	CNOOC	28,772,727,273	64.41%

CNOOC (BVI) Limited is a wholly-owned subsidiary of OOGC, which in turn is a wholly-owned subsidiary of CNOOC. Accordingly, the interests of CNOOC (BVI) Limited are recorded as the interests of OOGC and CNOOC.

All the interests stated above represent long positions. As at 30 June 2008, no short positions were recorded in the register of interests in shares and short positions required to be kept under section 336 of the SFO.

INFORMATION ON SHARE OPTION SCHEMES

The Company has adopted the following share option schemes for the grant of options to the Company’s Directors, senior management and other eligible grantees:

1.	Pre-Global Offering Share Option Scheme (as defined below);

2.	2001 Share Option Scheme (as defined below);

3.	2002 Share Option Scheme (as defined below); and

4.	2005 Share Option Scheme (as defined below).

Under these share option schemes, the Remuneration Committee of the Company will from time to time propose for the Board’s approval for the grant of and the number of share options to be granted to the relevant grantees. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options granted shall not exceed 10% of the total number of shares in issue by the Company as at 31 December 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding shares under options which have lapsed.

38

OTHER INFORMATION

INFORMATION ON SHARE OPTION SCHEMES (CONTINUED)

Pre-Global Offering Share Option Scheme

On 4 February 2001, the Company adopted a pre-global offering share option scheme (the “Pre-Global Offering Share Option Scheme”). Pursuant to the Pre-Global Offering Share Option Scheme:

1.	options to subscribe for an aggregate of 23,100,000 shares have been granted;

2.	the exercise price for such options is HK$1.19 per share; and

3.	the period during which an option may be exercised is as follows:

(a)	50% of the rights to exercise the options shall vest 18 months after the date of grant; and

(b)	50% of the rights to exercise the options shall vest 30 months after the date of grant.

The exercise periods for options granted under the Pre-Global Offering Share Option Scheme shall end not later than 10 years from 12 March 2001. No further options may be granted under the Pre-Global Offering Share Option Scheme.

2001 Share Option Scheme

On 4 February 2001, the Company adopted a share option scheme (the “2001 Share Option Scheme”) for the purposes of recognising the contribution that certain individuals had made to the Company and attracting and retaining the best available personnel to the Company. Pursuant to the 2001 Share Option Scheme:

1.	options to subscribe for an aggregate of 44,100,000 shares have been granted;

2.	the exercise price for such options is HK$1.232 per share; and

3.	the period during which an option may be exercised is as follows:

(a)	one-third of the rights to exercise the options shall vest on the first anniversary of the date of grant;

(b)	one-third of the rights to exercise the options shall vest on the second anniversary of the date of grant; and

(c)	one-third of the rights to exercise the options shall vest on the third anniversary of the date of grant.

The exercise periods for options granted under the 2001 Share Option Scheme shall end not later than 10 years from 27 August 2001.

In view of the amendments to the relevant provisions of the Listing Rules regarding the requirements of share option schemes of Hong Kong listed companies effective on 1 September 2001, no further options may be granted under the 2001 Share Option Scheme.

CNOOC
39

OTHER INFORMATION

INFORMATION ON SHARE OPTION SCHEMES (CONTINUED)

2002 Share Option Scheme

In June 2002, the Company adopted a new share option scheme (the “2002 Share Option Scheme”).

Under the 2002 Share Option Scheme, the Directors may, at their discretion, offer to grant to the directors and employees of the Company or any of its subsidiaries options to subscribe for shares of the Company. The maximum number of shares in respect of which options may be granted under the 2002 Share Option Scheme to any individual in any 12-month period up to the date of the latest grant shall not exceed 1% of the total number of shares in issue by the Company from time to time.

According to the 2002 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options is determined by the Board at their discretion at the date of grant, except that such price shall be not less than the higher of:

1.	the nominal value of a share of the Company on the date of grant;

2.	the average closing price of the shares on SEHK as stated in the SEHK’s quotation sheets for the five trading days immediately preceding the date of grant; and

3.	the closing price of the shares on the SEHK as stated in the SEHK’s quotation sheets on the date of grant.

On 24 February 2003, the Board approved to grant options in respect of 42,050,000 shares to the Company’s Directors and senior management under the 2002 Share Option Scheme. The exercise price for such options is HK$2.108 per share. The closing market price immediately before the date on which such options were granted was HK$2.11 per share. Such options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

1.	one-third of the rights to exercise the options shall vest on the first anniversary of the date of grant;

2.	one-third of the rights to exercise the options shall vest on the second anniversary of the date of grant; and

3.	one-third of the rights to exercise the options shall vest on the third anniversary of the date of grant.

The exercise periods for the above options granted under the 2002 Share Option Scheme shall end not later than 10 years from 24 February 2003.

40

OTHER INFORMATION

INFORMATION ON SHARE OPTION SCHEMES (CONTINUED)

2002 Share Option Scheme (continued)

On 5 February 2004, the Board approved a grant of options in respect of 50,700,000 shares to the Company’s Directors and senior management under the 2002 Share Option Scheme. The exercise price for such options is HK$3.152 per share. The closing market price immediately before the date on which such options were granted was HK$3.146 per share. Such options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

1.	one-third of the rights to exercise the options shall vest on the first anniversary of the date of grant;

2.	one-third of the rights to exercise the options shall vest on the second anniversary of the date of grant; and

3.	one-third of the rights to exercise the options shall vest on the third anniversary of the date of grant.

The exercise periods for the above options granted under the 2002 Share Option Scheme shall end not later than 10 years from 5 February 2004.

On 31 August 2005, the Board approved a grant of options in respect of 65,870,000 shares to the Company’s Directors and senior management under the 2002 Share Option Scheme. The exercise price for such options is HK$5.62 per share. The closing market price immediately before the date on which such options were granted was HK$5.75 per share. Such options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

1.	one-third of the rights to exercise the options shall vest on the first anniversary of the date of grant;

2.	one-third of the rights to exercise the options shall vest on the second anniversary of the date of grant; and

3.	one-third of the rights to exercise the options shall vest on the third anniversary of the date of grant.

The exercise periods for the above options granted under the 2002 Share Option Scheme shall end not later than 10 years from 31 August 2005.

2005 Share Option Scheme

The Company undertook a review of the 2002 Share Option Scheme in 2005 and noted that certain provisions could be clarified and improved. Accordingly, the Board proposed, and on 31 December 2005, the Company adopted a new share option scheme (the “2005 Share Option Scheme”) and terminated the 2002 Share Option Scheme. Upon termination of the 2002 Share Option Scheme, no further options may be granted under the 2002 Share Option Scheme, but in all other respects the provisions of the 2002 Share Option Scheme shall remain in force. The outstanding options under the 2002 Share Option Scheme shall continue to be subject to the provisions of the 2002 Share Option Scheme, and the adoption of the 2005 Share Option Scheme will not in any way affect the terms of the grant of such outstanding options.

41

OTHER INFORMATION

INFORMATION ON SHARE OPTION SCHEMES (CONTINUED)

2005 Share Option Scheme (continued)

Under the 2005 Share Option Scheme, the Board has the authority to grant options to subscribe for shares to the directors, officers and employees of the Company and its subsidiaries, and any other persons who in sole discretion of the Board have contributed or will contribute to the Group. Unless approved by the shareholders, the total number of shares issued and to be issued upon exercise of the options granted to each individual (including exercised and unexercised options) under the 2005 Share Option Scheme or any other share option scheme adopted by the Company, in any 12 month period, must not exceed 1% of the total number of shares in issue by the Company.

According to the 2005 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options will be determined by the Board at its discretion on the date of grant, except that such price shall be at least the higher of:

1.	the nominal value of a share of the Company on the date of grant;

2.	the average closing price of the shares as stated in the SEHK’s daily quotation sheets for the five trading days immediately preceding the date of grant; and

3.	the closing price of the shares as stated in the SEHK’s daily quotation sheets on the date of grant.

The period within which the options must be exercised, as well as any minimum holding period or performance targets which apply to the options, will be specified by the Board at the time of grant. The exercise periods for options granted under the 2005 Share Option Scheme shall end not later than 10 years from the date of grant.

On 14 June 2006, the Board approved a grant of options in respect of 82,320,000 shares to the Company’s Directors and senior management under the 2005 Share Option Scheme. The exercise price for such options is HK$5.56 per share. The closing market price immediately before the date on which such options were granted was HK$5.30 per share. Such options granted under the 2005 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

1.	one-third of the rights to exercise the options shall vest on the first anniversary of the date of grant;

2.	one-third of the rights to exercise the options shall vest on the second anniversary of the date of grant; and

3.	one-third of the rights to exercise the options shall vest on the third anniversary of the date of grant.

The exercise periods for the above options granted under the 2005 Share Option Scheme shall end not later than 10 years from 14 June 2006.

42

OTHER INFORMATION

INFORMATION ON SHARE OPTION SCHEMES (CONTINUED)

2005 Share Option Scheme (continued)

On 25 May 2007, the Board approved a grant of options in respect of 87,222,000 shares to the Company’s Directors and senior management under the 2005 Share Option Scheme. The exercise price for such options is HK$7.29 per share. The closing market price immediately before the date on which such options were granted was HK$7.43 per share. Such options granted under the 2005 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

1.	one-third of the rights to exercise the options shall vest on the first anniversary of the date of grant;

2.	one-third of the rights to exercise the options shall vest on the second anniversary of the date of grant; and

3.	one-third of the rights to exercise the options shall vest on the third anniversary of the date of grant.

The exercise periods for the above options granted under the 2005 Share Option Scheme shall end not later than 10 years from 25 May 2007.

On 29 May 2008, the Board approved a grant of options in respect of 88,143,000 shares to the Company’s Directors and senior management under the 2005 Share Option Scheme. The exercise price for such options is HK$14.828 per share. The closing market price immediately before the date on which such options were granted was HK$14.20 per share. Such options granted under the 2005 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

1.	one-third of the rights to exercise the options shall vest on the first anniversary of the date of grant;

2.	one-third of the rights to exercise the options shall vest on the second anniversary of the date of grant; and

3.	one-third of the rights to exercise the options shall vest on the third anniversary of the date of grant.

The exercise periods for the above options granted under the 2005 Share Option Scheme shall end not later than 10 years from 29 May 2008.

AUDIT COMMITTEE

The Audit Committee of the Company has reviewed together with the management the accounting principles and practices adopted by the Group and discussed the internal control and financial reporting matters. The interim results for the six months ended 30 June 2008 are unaudited, but have been reviewed by Ernst & Young in accordance with Hong Kong Standard on Review Engagements 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by the Hong Kong Institute of Certified Public Accountants. This interim report has been reviewed by the Audit Committee of the Company.

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OTHER INFORMATION

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

On 21 February 2008, all the outstanding bonds issued by CNOOC Finance (2004) Limited, a subsidiary of the Company, of US$1,000,000,000 zero coupon guaranteed convertible bonds due 2009 were fully redeemed.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the code provisions of the Code on Corporate Governance Practices (the “Code”) as set out in Appendix 14 of Listing Rules throughout the six months ended 30 June 2008, except for the deviations from the code provisions (“Code Provision”) A.2.1 and A.4.1 only. The following summarises the requirements under the relevant Code Provisions and the Company’s reasons for such deviations.

Code Provision A.2.1

Under Code Provision A.2.1, the roles of the chairman and chief executive officer are required to be separated and not to be performed by the same individual.

Mr. Fu Chengyu (“Mr. Fu”) is the Chairman of the Board. In addition to the role of the Chairman, the role of Chief Executive Officer is also designated to Mr. Fu. This constitutes a deviation from Code Provision A.2.1. The reason for such deviation is set out below.

The Company is engaged in the oil and gas exploration and production business which is different from integrated oil companies engaging in both upstream and downstream operations. In light of this, the Board considers that the interests of the Company’s oil and gas exploration and production business is best served when strategic planning decisions are made and implemented by the same person. The Nomination Committee of the Company also agreed that it is in the best interests of the Company that the roles of the Chairman of the Board and Chief Executive Officer be performed by the same individual.

In light of the above, the Company does not currently propose to designate another person as the Chief Executive Officer of the Company.

Code Provision A.4.1

Under Code Provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing Independent Non-executive Directors of the Company is appointed for a specific term. This constitutes a deviation from Code Provision A.4.1. However, all the Directors of the Company are subject to the retirement provisions under article 97 of the articles of association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices and the incumbent Independent Non-executive Directors of the Company, except Mr. Wang Tao who was elected as a new Independent Non-executive Director of the Company for the first time by the shareholders at the annual general meeting of the Company on 29 May 2008, have all retired and stood for re-election in the past three years. Therefore, the Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the Code.

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MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a code of ethics (“Code of Ethics”) incorporating the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. All Directors have confirmed that they complied, during the six months ended 30 June 2008, with the Company’s Code of Ethics and the required standards set out in the Model Code.

CHANGES IN DIRECTORSHIP

During the six months ended 30 June 2008, there was a change in independent non-executive director of the Company.

On 29 May 2008, Mr. Evert Henkes retired as an independent non-executive director of the Company at the annual general meeting of the Company pursuant to Article 97 and became a member of the International Advisory Board with effect from the same date. Mr. Wang Tao was elected as a new independent non-executive director of the Company by the shareholders at the annual general meeting of the Company with effect from the same date.

STATEMENT OF SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES FOR PURPOSES OF SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong. The principal trading market for the ordinary shares of the Company is The Stock Exchange of Hong Kong Limited. In addition, because the Company’s ordinary shares are registered with the United Sates Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE-listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/en/Governance’statement.aspx

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MISCELLANEOUS

The Directors are of the opinion that there have been no material changes to the information published in its annual report for the year ended 31 December 2007, other than those disclosed in this interim report.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 12 September 2008 to 19 September 2008 (both days inclusive) during which no transfer of shares of the Company can be registered. In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s registrar, Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on 11 September 2008. The interim dividend will be paid on or around 30 September 2008.

By Order of the Board Kang Xin Company Secretary

Hong Kong, 27 August 2008

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FORWARD-LOOKING STATEMENTS

This interim report includes “forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe,“ ”intend,“ ”expect,“ ”anticipate,“ ”project,“ ”estimate,“ ”plan,“ ”predict“ and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2007 Annual Report on Form 20-F filed on 26 June 2008. Consequently, all of the forward-looking statements made in this interim report are qualified by these cautionary statements. The Company cannot assure that the actual results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.